UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018.

Commission File Number: 001-38146

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

1 Jinghua South Road, Wangzuo Plaza East Tower

Room 2112

Beijing, People’s Republic of China 100020

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Election of Directors

On February 12, 2018, the Board of Directors of AGM Group Holdings Inc. (the “Company”) appointed Wenjie Tang as the director of the Company, effective February 9, 2018.

Mr. Tang, age 36, has been the Chief Executive Officer of the Company since inception. Before co-founding our subsidiary AGM Beijing, he co-founded and held the Chief Executive Officer position in Beijing Miteke Technology Co. Ltd. from 2011 to 2015, and was Chief Representative and Chief Business Officer in MeiZhi Huangqiu Beijing Technology Co. Ltd. from 2009 to 2011.

Mr. Tang earned his Master’s degree in Economics from Tufts University in Boston, and his bachelor’s degree in Economics from Shanghai Fudan University. He is a Certified Financial Analyst (level 3 candidate), and has passed series 3 of the National Commodities Futures Examination in the United States. Mr. Tang has 12 years of experience in forex trading, more than 15 years of experience in stock and futures investment. He also has a profound understanding of the operation principles, market microstructure, macro trading, trading system and risk control.

There are no family relationships between Mr. Tang and any other employee or member of the board of directors of the Company.

Mr. Tang receives compensation for his service as the Chief Executive Officer of the Company. He will not receive compensation as a director of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2018	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name: Title:	Wenjie Tang Chief Executive Officer and Director

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